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                                                                   Exhibit 99.22


                                     WAIVER

TO: Points International Ltd.

Reference is made to the $6,000,000 11% Convertible Debenture dated March 15, 2001 issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") by Points International Ltd. ("Points"), as amended and restated on February 8, 2002 and amended effective April 11, 2003 by agreement dated March 21, 2003 (the "Debenture"). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Debenture.

Pursuant to Section 9.2 of the Debenture CIBC hereby waives the prohibitions on prepayment of the Debenture set forth in the Debenture and acknowledges that Points may at any time prepay the Principal Amount together with all accrued and unpaid interest and other amounts payable under the Debenture. Unless otherwise agreed in writing, any prepayment shall consist of an amount of cash equal in value to the unpaid Principal Amount and an amount in common shares of Points equal in value to the amount of accrued but unpaid interest (and for this purpose a common share of Points shall be deemed to have a value upon issuance to CIBC equal to the price per common share at which Points completes a minimum $6 million private placement the proceeds of which are used, in whole or in part, to prepay the Debenture).

It is a condition of this waiver that Points give CIBC not less than two Business Days prior written notice of any prepayment and CIBC acknowledges that, upon receipt of such notice it shall designate in writing to Points a payment account in accordance with Section 2.8 of the Debenture.

Unless otherwise agreed in writing, this waiver expires on March 31, 2005.

     DATED this 31st day of January, 2005.

                                        CIBC CAPITAL PARTNERS,
                                        A DIVISION OF CANADIAN IMPERIAL BANK
                                        OF COMMERCE


                                        Per: (signed) John Penhale
                                             -----------------------------------
                                        Name: John Penhale
                                        Title: Vice President


                                        Per: (signed) Tanya J. Carmichael
                                             -----------------------------------
                                        Name: Tanya J. Carmichael
                                        Title: Executive Director

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                                      -2-


Acknowledged and agreed:

                                        POINTS INTERNATIONAL LTD.


                                        Per: (signed) T. Robert MacLean
                                             -----------------------------------
                                        Name: T. Robert MacLean
                                        Title: Chief Executive Officer


                                        Per: (signed) Stephen Yuzpe
                                             -----------------------------------
                                        Name: Stephen Yuzpe
                                        Title: Chief Financial Officer